August 13, 2012

Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Attention: Paul M. Dudek, Esq.

Office of International Corporate Finance

RE  Registration Statement on Form F-6 filed with respect

    to common shares of TAM S.A.

   (File No. 333-179498)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Act"), JPMorgan Chase Bank, N.A., as depositary (the "Depositary"), acting on behalf of the legal entity created by the agreement for the issuance of American Depositary Receipts evidencing American Depositary Shares representing common shares of TAM S.A. (the "Issuer") hereby requests withdrawal of the above referenced Registration Statement on Form F-6, together with all exhibits thereto (the "Registration Statement").

The Registration Statement was originally filed with the Securities and Exchange Commission (the "Commission")

on February 14, 2012 and became effective on February 21, 2012.   At this time, no common shares of the Issuer have been accepted for deposit and no American Depositary Shares have been issued. The Depositary does not wish to establish an American Depositary Receipt program at this time and has elected not to accept any common shares of the Issuer and will not issue any securities under this Registration Statement.

Since none of the American Depositary Shares registered in the Registration Statement have been issued or sold and none will be issued or sold, the Depositary makes this application to the Commission to withdraw the Registration Statement.

If you should have any questions about this application, please contact our counsel, Scott A. Ziegler, Esq. at

Ziegler, Ziegler & Associates, LLP at 212-319-7600.

Very truly yours,

Legal entity created by the agreement for the

issuance of American Depositary Receipts

evidencing American Depositary Shares for shares

of the Issuer

By: JPMorgan Chase Bank, N.A., Depositary

By:        /s/Gregory A. Levendis

Name:   Gregory A. Levendis

Title:     Vice President